Ramaco Resources, Inc.

250 West Main Street, Suite 1900

Lexington, Kentucky 40507

June 13, 2023

VIA EDGAR

Robert Babula
Gus Rodriguez
Ken Schuler
Irene Barberena-Meissner
Loan Lauren Nguyen
Division of Corporation Finance
Office of Energy and Transportation
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ramaco Resources, Inc. Registration Statement on Form S-1 File No. 333-267152

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ramaco Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 15, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey, P.C. or Anthony L. Sanderson, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786 or (713) 836-3424, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Chairman and Chief Executive Officer

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Anthony L. Sanderson, Kirkland & Ellis LLP